[redacted]

11022098

ECURI ... ON

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 06 2011
WASH, DC
211

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 066870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 SW 57 Court, Suite 420
(No. and Street)

South Miami (City) Florida (State) 33143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Ed Rivera (305) 669-5168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert, & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

255 Alhambra Circle, Suite 900, Coral Gables, Florida 33134
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juan C. Suarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICD Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
C F Rivera
My Commission DD891541
Expires 05/11/2011

Signature

PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Submitted | Filing ID: 1541773 |

FILING THIS NOTIFICATION WITH FINRA DOES NOT SATISFY YOUR FILING OBLIGATION TO THE SEC.
ALL FILINGS EXCEPT THOSE RELATED TO ELECTRONIC STORAGE MEDIA REQUIRE SEPARATE NOTIFICATION TO THE SEC.
Please refer to the applicable rule(s) as well as the SEC's web-site at www.sec.gov for additional information including mailing addresses, fax numbers, etc.

Reminder, if you have an obligation to provide this notice to the DTCC, please do so. You can email your regulatory notices to DTCC at: Credit-MarketRisk@dtcc.com.

Member's Notices to FINRA

Material Inadequacy in accounting systems, internal controls, practices and procedures [Notice of Material Inadequacy]
SEC Rule 17a-11(e)(1) and 17a-5(h)(2)

Your Form has been successfully submitted and your Filling ID for any further inquiries regarding this form is:

1541773

Submitted Date and Time 3/31/2011 3:14 PM

Member's Contact Information	
Name	ICD SECURITIES INC.
CRD Number	134910
Address	MIAMI, FL
Phone	(305) 669-5168
Executive Representative Contact	JUAN CARLOS SUAREZ

Notice Information	
Name of Person Filing Notice	C. Ed Rivera
Email Address	ed@icdsecurities.com
Phone Number	305-669-5168
Date	3/31/2011
Alternate Contact Name	
Phone Number	

A material inadequacy as defined in SEC Rule 17a-5(g) was:	Called to the attention of the firm by the firm's independent public accountant
On what date did the firm learn of the material inadequacy?	3/30/2011
On what date or date range span did the material inadequacy deficiency(ies) occur?	1/1/2010 through 12/31/2010

Describe the deficiency in detail.

Letter from firm auditors to The Management and Board of Directors, audit 12/31/10, addressing Material Weakness on signing checks, balancing bank statements and transactions done on an accrual basis.

On what date did the firm furnish the accountant with a copy of this notice, if required by SEC Rule 17a-5(h)(2)? 4/05/11

ICD Securities, Inc.

ICD Securities, Inc. - Member NASD. SEC Registered. SIPC Insured

April 1, 2011

Sergio Chacon
Principal Regulatory Coordinator
CC: Kaye Harwood and Blake Snyder

RE: ICD – 2010 Annual Audit (your email dated 3/30/11)
Material Weaknesses.

Following are responses to material weaknesses identified by the Report of Internal Control prepared by Cherry, Bekaert & Holland:

Material Weakness #1

Juan Suarez as principal or someone duly appointed by the principal, other than Ed Rivera, will receive and review the unopened bank statements and cancelled checks. The principal or appointed individual will review the bank reconciliation and will initial the report as proof of the review.

Material Weakness #2

Juan Suarez as principal or someone duly appointed by the principal, other than Ed Rivera, will review all items that should be entered into the system on an accrual basis. This review will take place on a regular basis and no later than the last day of the accrual month. This will ensure that the financial statements will be accurate and will not misstate the financial condition of the company.

Material Weakness #3

Ted Benghiat with a B.S. in Accounting and a licensed FINRA FINOP will review the Company's close to ensure the Company's general ledger reflects accrual basis ledgers.

Material Weakness #4

Management has implemented a review process for ensuring all audit adjustments are recorded in the Company's general ledger immediately. Since this letter, management has reviewed the 12/31/10 balance sheet and all audit adjustment entries have been inputted.

Juan C. Suarez
Principal